Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 30, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On December 30, 2005, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated December 29, 2005

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)

December 30, 2005	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 02628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

Continuing Connected Transactions

The Company entered into with CLIC the Renewed Property Leasing Agreement and the Renewed Policy Management Agreement on December 23, 2005 and December 24, 2005, respectively. The AMC entered into with CLIC and the Company the Renewed CLIC Asset Management Agreement and the Renewed Company Asset Management Agreement on December 27, 2005 and December 29, 2005, respectively. CLIC is a connected person of the Company by virtue of its being a controlling shareholder of the Company. The AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the annual consideration payable under each of the Agreements represents less than 2.5% of the applicable percentage ratios, as defined in the Listing Rules, each of the Agreements falls within Rule 14A.34 and is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent shareholders’ approval.

INTRODUCTION

In connection with the Restructuring, the Company entered into the Policy Management Agreement and the Property Leasing Agreement with CLIC. In addition, the AMC entered into the Asset Management Agreements, with each of the Company and CLIC. The transactions contemplated under such agreements constituted continuing connected transactions of the Company under the Listing Rules, details of which were disclosed in the Prospectus under the section headed “Relationship with CLIC”.

As disclosed in the Prospectus, the Stock Exchange has granted a waiver for a period of three financial years expiring on December 31, 2005 in connection with the Policy Management Agreement, the Asset Management Agreements and the Property Leasing Agreement under the Listing Rules in effect prior to March 31, 2004.

Commission File Number 001-31914

The Company entered into with CLIC the Renewed Property Leasing Agreement and the Renewed Policy Management Agreement on December 23, 2005 and December 24, 2005, respectively. The AMC entered into with CLIC and the Company the Renewed CLIC Asset Management Agreement and the Renewed Company Asset Management Agreement on December 27, 2005 and December 29, 2005, respectively. CLIC is a connected person of the Company by virtue of its being a controlling shareholder of the Company. The AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the annual consideration payable under each of the Agreements represents less than 2.5% of the applicable percentage ratios of the Company, as defined in the Listing Rules, each of the Agreements falls within Rule 14A.34 of the Listing Rules and is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent shareholders’ approval.

CONTINUING CONNECTED TRANSACTIONS

Policy Management Agreement

As part of the Restructuring, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of the Company’s customer service network and increase the Company’s revenue sources, CLIC engaged the Company to provide policy administration services relating to the non-transferred policies.

The Company and CLIC entered into the Policy Management Agreement on September 30, 2003 which sets out responsibilities and duties of the Company to CLIC under these policy administration arrangements. The Policy Management Agreement will expire on December 31, 2005.

Renewed Policy Management Agreement

Renewal of Policy Management Agreement

The Company and CLIC entered into the Renewed Policy Management Agreement on December 24, 2005.

Scope of services

Pursuant to the Renewed Policy Management Agreement, the Company agrees to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

Service fee

In consideration of the services provided by the Company under the Renewed Policy Management Agreement, CLIC will pay a service fee to the Company based on the estimated cost to the Company of providing the services, to which a profit margin is added. The calculation method of the service fee is the same as that of the Policy Management Agreement which equals to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB8.0; and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. For these purposes, the number of policies in force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured).

Commission File Number 001-31914

Term and termination

The Renewed Policy Management Agreement is for a term of three year effective from January 1, 2006 and expiring on December 31, 2008, and, subject to the Listing Rules, will be renewed for successive three-year term, unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term. The agreement may also be terminated by either party by giving to the other party not less than 90 days’ prior written notice to terminate the agreement at any time during its term. The Company is also permitted to terminate the agreement, upon giving 30 days’ prior written notice, if (1) CLIC fails to pay the service fee in accordance with the agreement in an aggregate amount of at least RMB100 million; or (2) it is unable to make timely payment of insurance benefits and claims, commissions and/or third-party costs in an aggregate amount of at least RMB300 million as a result of CLIC failing to transfer sufficient funds to an account controlled by the Company in accordance with the Renewed Policy Management Agreement.

Cap Amount

Historical figures

The service fees paid by CLIC to the Company pursuant to the Policy Management Agreement for the years ended December 31, 2003 and 2004 and the six month period ended June 30, 2005 are as follows:

Period	Amount of Service Fees Paid
(RMB in million)
Year ended December 31, 2003	953
Year ended December 31, 2004	1,667
Six months ended June 30, 2005	736

Cap Amount

For the purposes of Rule 14A.35(2) of the Listing Rules, the annual cap in respect of the service fees to be paid by CLIC to the Company under the Renewed Policy Management Agreement for each of the three years ending December 31, 2008 is RMB1,706 million.

The service fees payable under the Renewed Policy Management Agreement is determined based on the estimated cost of the Company in providing the services, to which a profit margin is added. The service fee was agreed between the Company and CLIC after arm’s length discussions. In addition, in determining the annual cap, the Company has taken into account the deviation in calculating the number of non-transferred policies serviced under the Renewed Policy Management Agreement and the estimated number of lapsed non-transferred policies which may be reinstated each year.

Renewed Asset Management Agreements

Company Asset Management Agreement

Commission File Number 001-31914

The AMC, a subsidiary of the Company, has entered into the Company Asset Management Agreement, effective on November 30, 2003, with the Company which will expire on December 31, 2005.

Under the Company Asset Management Agreement, the AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines and instructions given by the Company.

Renewed Company Asset Management Agreement

The Company and the AMC entered into the Renewed Company Asset Management Agreement on December 29, 2005.

Scope of Services

In accordance with the Renewed Company Asset Management Agreement, the AMC agrees to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines and instructions given by the Company. The Company retains the title of the entrusted assets and the AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. The Company may add to or withdraw from the assets managed by the AMC pursuant to the agreement. All investment interests and losses relating to the assets managed by the AMC pursuant to the agreement will be retained and borne by the Company (as the case may be). The Company has the right to establish, and amend the investment guidelines (relating to the scope, type, proportion of investment, investment restrictions and conditions, counter parties of the transactions, risk tolerance, target rate of return and investment criteria) as needed. The Company also has the right to monitor the investment management activities of the AMC.

Service fees

In consideration of the AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agrees to pay the AMC: a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually.

The service fees under the Renewed Company Asset Management Agreement were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Terms and termination

The Renewed Company Asset Management Agreement is for a term of two years effective from January, 1 2006 and expiring on December 31, 2007, and subject to the Listing Rules, will be renewed for another one year, unless terminated by either party giving to the other party not less than 90 days’ prior written notice to terminate the agreement at the expiration of the then current term.

Commission File Number 001-31914

Cap Amount

Historical figures

The service fees paid by the Company to the AMC pursuant to the Company Asset Management Agreement for the years ended December 31, 2003 and 2004 and the six month period ended June 30, 2005 were as follows:

Period	Amount of Service Fees Paid by the Company
(RMB in million)
Year ended December 31, 2003	8
Year ended December 31, 2004	139
Six months ended June 30, 2005	103

Cap Amount

For the purpose of Rule 14A.35(2) of the Listing Rules, the annual cap in respect of the service fees to be paid by the Company to the AMC under the Renewed Company Asset Management Agreement for each of the two years ending December 31, 2007 is RMB360 million.

In determining the above annual caps, the parties have taken into account the audited value of the assets entrusted by the Company for year 2004, the service fee under the new agreement and the expected growth in the value of the assets managed and to be managed by the AMC.

Renewed CLIC Asset Management Agreement

The AMC has entered into the CLIC Asset Management Agreement with CLIC, effective on November, 2003. The CLIC Asset Management Agreement will expire on December 31, 2005. The terms of the CLIC Asset Management Agreement were the same as those of the Company Asset Management Agreement. Pursuant to the terms of the CLIC Asset Management Agreement, the AMC has entered into the Shares Investment Management Agreement with CLIC on August 9, 2005.

Under the above two agreements, the AMC agreed to manage assets entrusted to it by CLIC and invest in securities on behalf of CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC.

CLIC and the AMC entered into the Renewed CLIC Asset Management Agreement on December 27, 2005 to replace the CLIC Asset Management Agreement and the Shares Investment Management Agreement.

Scope of Services

In accordance with the Renewed CLIC Asset Management Agreement, CLIC retains the title of the entrusted assets and the AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by the AMC pursuant to the agreement. CLIC has the right to establish, and amend the investment guidelines (relating to, for example, the purpose, scope, proportion of strategic investment, cash inflow and outflow forecast and liquidity requirement and risk control requirement), as needed. CLIC also has the right to monitor the investment management activities of the AMC.

Commission File Number 001-31914

Service fees

In consideration of the AMC’s services in respect of investing and managing various categories of assets entrusted to it by CLIC under the Renewed CLIC Asset Management Agreement, CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined by the AMC and CLIC with reference to the applicable management fee rates pre-determined for each specified category of assets managed by the AMC under the Renewed Company Asset Management Agreement, which was a comprehensive service fee rate arrived at. Although the presentation of the service fee rates under the Renewed Company Asset Management Agreement and the Renewed CLIC Asset Management Agreement is different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

The service fees under the Renewed CLIC Asset Management Agreement were determined by CLIC and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Terms and termination

The Renewed CLIC Asset Management Agreement is for a term of three years, effective from January 1, 2006 and expiring on December 31, 2008. The parties will negotiate the terms of renewal of the agreement 90 days prior to its termination. The Company will comply with the relevant Listing Rules requirements in respect of such renewal.

Cap Amount

Historical figures

The service fees paid by CLIC to the AMC pursuant to the CLIC Asset Management Agreement for the years ended December 31, 2003 and 2004 and the six month period ended June 30, 2005 were as follows:

Period	Amount of Service Fees Paid by CLIC
(RMB in million)
Year ended December 31, 2003	16
Year ended December 31, 2004	73
Six months ended June 30, 2005	39

Cap Amount

For the purpose of Rule 14A.35(2) of the Listing Rules, the annual cap in respect of the service fees to be paid by CLIC to the AMC under the Renewed CLIC Asset Management Agreement for each of the three years ending December 31, 2008 are RMB94 million, RMB102 million and RMB108 million, respectively.

Commission File Number 001-31914

In determining the above annual caps, the parties have taken into account the historical figures and the expected growth in the size and composition of the assets managed and to be managed by the AMC.

Reasons and benefit for the transactions

The principal business activities of the AMC are to manage insurance funds and to provide consultation services relating to insurance fund management. Taking into account the experience and expertise of the AMC in asset management, the parties consider it appropriate to enter into the Renewed Asset Management Agreements.

Renewed Property Leasing Agreement

The Company entered into the Renewed Property Leasing Agreement with CLIC on December 23, 2005 to renew the Property Leasing Agreement in respect of (1) 963 properties owned by CLIC, its subsidiaries and affiliates (“CLIC Owned Properties”) and (2) 707 properties which CLIC is entitled to sublet (“CLIC Leased Properties”). The principal terms of the Renewed Property Leasing Agreement are summarized as follows:

Premises

The properties currently occupied and to be occupied by the Company, with a total construction area of approximately 1,137,233 square meters, are located in China and are mainly used as office premises.

Term

The Renewed Property Leasing Agreement is for a fixed term of one year effective from January 1, 2006 and expiring on December 31, 2006. In relation to the CLIC Leased Properties, the term of such properties will expire at the expiration of the respective head leases, and in any event, will expire no later than December 31, 2006.

Rent

The annual rent payable by the Company to CLIC in relation to the CLIC Owned Properties is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The rent in respect of the CLIC Owned Properties was determined by reference to prevailing market rate contained in the valuation report prepared by an independent professional property valuer on December 5, 2005. The annual rent payable by the Company to CLIC in relation to the CLIC Leased Properties will be determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The aggregate initial annual rent under the Renewed Property Leasing Agreement, payable bi-quarterly, is expected to be approximately RMB168.43 million.

Each of the Company and CLIC may, by giving notice to the other party no later than November 30 of each year, reduce or increase the number of properties under the lease and make adjustments accordingly to the rent payable for the next year. In addition, the Company may, by one month’s written notice in advance during the term of the agreement, reduce the number of leased properties under the agreement. The rent in respect of such properties will be paid until the Company shall vacate the properties.

Commission File Number 001-31914

Cap Amount

The aggregate rent paid by the Company to CLIC under the Renewed Property Leasing Agreement for each of the two years ended December 31, 2004 and the six months ended June 30, 2005 respectively are as follows.

Period	Amount of rent paid
(RMB in million)
Year ended December 31, 2003	169
Year ended December 31, 2004	335
Six months ended June 30, 2005	166

The maximum aggregate amount of rent payable by the Company to CLIC under the Renewed Property Leasing Agreement is RMB185 million for the year ending December 31, 2006, taking into account the number of properties that may be increased or reduced pursuant to the terms of the Renewed Property Leasing Agreement.

Reasons and benefit for the transaction

The purpose of entering into the Renewed Property Leasing Agreement is to renew certain of the existing leases for the office premises currently occupied by the Company, previously entered into by the Company and CLIC, as disclosed by the Company in the Prospectus, which is due to expire on December 31, 2005.

OTHER INFORMATION

CLIC is a connected person of the Company by virtue of its being a controlling shareholder holding approximately 72.2% of the Company. The AMC, a 60% owned subsidiary of the Company, is owned as to 40% by the CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules.

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies. CLIC, being the controlling shareholder, offers insurance policies to groups and individuals after the Restructuring, which are managed by the Company under the Policy Management Agreement.

The Directors, including independent non-executive Directors, are of the opinion that the terms of the Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole. In addition, the terms of the Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company.

Commission File Number 001-31914

DEFINITIONS

“Agreements”	the Renewed Policy Management Agreement, the Renewed Asset Management Agreements and the Renewed Property Leasing Agreement;

“AMC”	China Life Insurance Asset Management Company Limited , established by the Company and CLIC on November 23, 2003, a 60% owned subsidiary of the Company;

“Asset Management Agreements”	the Company Asset Management Agreement and the CLIC Asset Management Agreement;

“Board”	the board of Directors of the Company;

“CLIC”	(China Life Insurance (Group) Company), known as (China Life Insurance Company) prior to the Restructuring, a state-owned enterprise established under the laws of the PRC on August 22, 1996 and, as the context may require, its subsidiaries (other than the Company);

“CLIC Asset Management Agreement”	the asset management agreement entered into between CLIC and the AMC, effective on November 30, 2003;

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and shares of which are listed on the Stock Exchange;

“Company Asset Management Agreement”	the asset management agreement entered into between the Company and the AMC, effective on November 30, 2003;

“connected person”	as defined in the Listing Rules;

“Continuing Connected Transactions”	the transactions under the Renewed Policy Management Agreement, the Renewed Asset Management Agreements and the Renewed Property Leasing Agreement which constitute continuing connected transactions and which are subject to the reporting and announcement requirements of the Listing Rules;

“Directors”	the directors of the Company;

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Policy Management Agreement”	the policy management agreement entered into between the Company and CLIC on September 30, 2003;

“Property Leasing Agreement”	the property leasing agreement entered into between the Company and CLIC on September 30, 2003;

“PRC”	the People’s Republic of China, but for the purposes of this announcement only excludes Hong Kong, Macau and Taiwan;

“Prospectus”	the prospectus of the Company dated December 8, 2003;

“Renewed Asset Management Agreements”	the Renewed Company Asset Management Agreement and Renewed CLIC Asset Management Agreement;

“Renewed CLIC Asset Management Agreement”	the renewed asset management agreement between CLIC and the AMC dated December 27, 2005;

“Renewed Company Asset Management Agreement”	the renewed asset management agreement between the Company and the AMC dated December 29, 2005;

“Renewed Policy Management Agreement”	the renewed Policy Management Agreement dated December 24, 2005;

“Renewed Property Leasing Agreement”	the renewed Property Leasing Agreement dated December 23, 2005;

“Restructuring”	the restructuring of the businesses and operations transferred to the Company, as described in the section headed “The Restructuring” of the Prospectus;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company; and

“Shares Investment Management Agreement”	the shares investment management agreement entered into between CLIC and the AMC on August 9, 2005, pursuant to the terms of the CLIC Asset Management Agreement;

“Stock Exchange”	the Stock Exchange of Hong Kong Limited.

Commission File Number 001-31914

In this announcement, unless otherwise indicated, the exchange rate of HK$1-RMB1.06 has been used where applicable. Such conversion is for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any other exchange rate.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises of:

Executive Directors:	Yang Chao, Miao Fuchun
Non-executive Directors:	Wu Yan, Shi Guoqing
Independent non-executive Directors:	Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang

Hong Kong, December 29, 2005